Filed by Westport Resources Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Kerr-McGee Corporation
Commission File No.: 001-16619

The following press release was made by Westport Resources Corporation on May 24, 2004:

Westport Announces Redemption of its 6½% Convertible Preferred Stock

     Denver, Colorado — May 24, 2004 — Westport Resources Corporation, a Nevada corporation (NYSE: WRC) (the “Company”), today announced the redemption of all 2,930,000 shares of its 6½% Convertible Preferred Stock, par value $0.01 per share (NYSE: WRCPR), outstanding as of May 20, 2004 (“Preferred Stock”). The redemption will occur on June 21, 2004 at a redemption price of $25.65 per share, plus $0.03 per share in accrued and unpaid dividends. Notice of redemption was mailed to each holder of record of Preferred Stock on May 21, 2004.

     The redemption was announced by the Company in connection with its proposed merger with Kerr-McGee Corporation (“Kerr McGee”). Under the Agreement and Plan of Merger, dated as of April 6, 2004 among the Company, Kerr-McGee and Kerr-McGee (Nevada) LLC, a wholly-owned subsidiary of Kerr-McGee, the Company is required to redeem, prior to the effective time of the merger, all of its issued and outstanding shares of Preferred Stock pursuant to the terms of the Certificate of Designations for the Preferred Stock. The proposed merger is expected to close promptly following receipt of approvals by the respective stockholders of Kerr-McGee and Westport at their respective special meetings scheduled for June 25, 2004.

     Westport is an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Rocky Mountains, Permian Basin/Mid-Continent, Gulf Coast and offshore Gulf of Mexico.

     Contact information: Lon McCain or Jonathan Bloomfield at (303) 573-5404.

IMPORTANT LEGAL INFORMATION

THIS NEWS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport with the SEC at the SEC’s website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport. Information regarding Kerr-McGee’s and Westport’s respective directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.

Safe Harbor Language on Forward Looking Statements:

     Statements in this news release regarding the Company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, including closing time frame and stockholder approval, are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the word “expect” or similar words.

     Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set forth in these forward-looking statements: the failure to receive the requisite approval of Kerr-McGee or Westport stockholders in connection with the merger; the accuracy of the assumptions that underlie the statements, changes in laws and regulations, and other factors and risks identified in the Risk Factors sections of the definitive joint proxy statement/prospectus contained in the Registration Statement on Form S-4/A filed by Kerr-McGee with the SEC on May 18, 2004, Kerr-McGee’s Annual Report on Form 10-K and Westport’s Annual Report on Form 10-K, as well as other of their SEC filings.

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CONTACTS:	Westport Resources Corporation

Jonathan Bloomfield
Direct — 303-575-0111